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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1


                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  STATEMENT ON

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            GENERAL HOST CORPORATION
                           (Name of Subject Company)
                            CYRUS ACQUISITION CORP.
                                    (Bidder)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  370-064-107
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               DAVID P. SPALDING
                            CYRUS ACQUISITION CORP.
                          C/O THE CYPRESS GROUP L.L.C.
                        65 EAST 55TH STREET, 19TH FLOOR
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 705-0154
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

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 CUSIP NO. 370-064-107



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

    1     NAMES OF REPORTING PERSONS: CYRUS ACQUISITION CORP.
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS;
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) / /
                                                                                          (b) / /
    3     SEC USE ONLY

    4     SOURCE OF FUNDS
          AF
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(e) OR 2(f)                                             / /

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

    7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,692,513
    8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
          SHARES                                                                      / /

    9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          91.7%

    10    TYPE OF REPORTING PERSON
          CO
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    This Final Amendment amends and supplements, and constitutes the final amendment to, the Tender Offer Statement on Schedule 14D-1 and Statement on
Schedule 13D filed on November 25, 1997 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer by Cyrus Acquisition Corp., a New York corporation ("Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of General Host Corporation, a New York corporation (the "Company"), including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of March 7, 1990 (as amended, the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as successor to Chemical Bank, as rights agent (the "Rights Agent"), at a purchase price of $5.50 per Share (and associated Rights), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer of Purchase.



    The Schedule 14D-1/13D is hereby amended as follows:



    At midnight, New York City time, on Tuesday, December 23, 1997, the Offer expired. Based on information provided by the Depositary, a total of approximately 21,983,422 Shares (or approximately 90.0% of the Shares outstanding) (including approximately 378,033 Shares subject to guarantees of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, all such Shares at the purchase price of $5.50 per Share (and associated Rights) in cash. In addition, simultaneously with the acceptance for payment in the Offer, Purchaser purchased an additional 4,709,091 Shares from the Company at a price of $5.50 per Share in the Equity Contribution, which, together with the Shares accepted for payment in the Offer, constitutes approximately 91.7% of the outstanding Shares.



    Pursuant to the Merger Agreement, Purchaser intends to merge itself with and into the Company in accordance with the New York Business Corporation Law as promptly as practicable. As a result of the Merger, each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Purchaser or any direct or indirect subsidiary of the Company, and Shares owned by shareholders who, in accordance with the New York Business Corporation Law, choose to dissent and demend appraisal of their Shares) shall be converted into the right to receive $5.50 in cash, without interest, less any required withholding taxes.



    The consummation of the Offer was publicly announced in a press release issued by Purchaser and the Company on December 24, 1997, a copy of which is filed as Exhibit 11(a)(9) hereto and is incorporated herein by reference.



ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.



    Item 11 is hereby amended and supplemented to add the following:



        (a)(9) Press release issued by Purchaser and the Company on December 24, 1997.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

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
                                CYRUS ACQUISITION CORP.

                                By:  /s/ BAHRAM SHIRAZI
                                     -----------------------------------------
                                     Name: Bahram Shirazi
                                     Title: Vice President

                                CYPRESS MERCHANT BANKING PARTNERS L.P.
                                By: Cypress Associates L.P.,
                                      its General Partner

                                    By: The Cypress Group L.L.C.,
                                         its General Partner

                                    By:/S/ DAVID SPALDING
                                       ----------------------------------------
                                           Name: David Spalding
                                           Title: Member

                                CYPRESS OFFSHORE PARTNERS L.P.
                                By: Cypress Associates L.P.,
                                      its Investment General Partner

                                    By: The Cypress Group L.L.C.,
                                         its General Partner

                                    By:/S/ DAVID SPALDING
                                       ----------------------------------------
                                           Name: David Spalding
                                           Title: Member
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Date: December 24, 1997

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                                 EXHIBIT INDEX



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EXHIBIT NO.                                       DESCRIPTION                                          PAGE NO.
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
11(a)(9)     Press Release issued by Purchaser and the Company on December 24, 1997................
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